SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

SILICOM LTD.

(Translation of Registrant's name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: May 4th, 2007

FOR IMMEDIATE RELEASE

SILICOM LTD. ANNOUNCES $17.9 MILLION
PRIVATE PLACEMENT OF ORDINARY SHARES

KFAR SAVA, Israel - May 4, 2007 - Silicom Ltd. (NASDAQ and TASE: SILC) today announced that it has entered into definitive agreements with accredited investors for the private placement of 875,000 ordinary shares at a purchase price of $20.50 per share and warrants to purchase 218,750 ordinary shares at an exercise price of $28.25 per share. The warrants will expire three years from the date of effectiveness of the below mentioned registration statement. Gross proceeds from the private placement will be approximately $17.9 million. The private placement is expected to close on or about May 7, 2007 and is subject to certain closing conditions. The Company intends to use the proceeds from the placement for general working capital purposes.

Cowen and Company, LLC and W.R. Hambrecht + Co., LLC acted as exclusive placement agents for the offering.

Pursuant to an agreement with the investors, the Company is required to file a registration statement with the U.S. Securities and Exchange Commission covering the resale of the shares to be issued to the investors and the shares issuable upon exercise of the warrants, subject to certain terms and conditions.

The securities offered in the private placement were not registered under the Securities Act of 1933, as amended (the "Act") or any state securities laws, and may not be offered or sold in the United States absent registration, or an applicable exemption from registration, under the Act and applicable state securities laws. This announcement does not constitute an offer to sell, nor is it a solicitation of an offer to buy, these securities.

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company's flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, security appliances and other mission-critical gateway applications. Silicom also offers a broad range of its traditional PC cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Company Contact:	Investor Relations Contact:
Eran Gilad, CFO	Kenny Green / Ehud Helft
Silicom Ltd.	GK Investor Relations
Tel: +972-9-764-4555	Tel: 1 866 704 6710
E-mail: erang@silicom.co.il	E-mail: kenny@gkir.com / ehud@gkir.com